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                              December 13, 2021

       G. Reed Petersen
       President
       Entertainment Holdings, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Entertainment
Holdings, Inc.
                                                            Amended
Registration Statement on Form 10-12g
                                                            Filed November 29,
2021
                                                            File No. 000-56317

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amended Registration Statement on Form 10 filed November 29, 2021

       Item 10. Recent Sales of Unregistered Securities, page 25

   1. We note the additional disclosures in response to prior comment 2. Please provide additional analysis as
to the applicability of Rule 145 to your transaction, including more information about the
facts of this redomicile.
 G. Reed Petersen
FirstName LastNameG.
Entertainment Holdings,Reed
                       Inc. Petersen
Comapany13,
December  NameEntertainment
              2021            Holdings, Inc.
December
Page 2    13, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jacob Heskett